UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  ------------

                                  SCHEDULE 13D/A
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No. 1)

                         FutureLink Distribution Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.0005 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  361142 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

        Bruce Glaser, 830 Third Avenue, Fourth Floor, New York, NY 10022
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 July 19, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 81 Pages)

----------
      (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 361142 10 9             SCHEDULE 13D                Page 2 of 81 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Commonwealth Associates L.P.
      13-3467952
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,715,545
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,715,545
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,715,545
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      30.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 361142 10 9             SCHEDULE 13D                Page 3 of 81 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Commonwealth Associates Management Corp.
      13-3468747
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*


--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,715,545
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,715,545
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,715,545
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      30.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 361142 10 9             SCHEDULE 13D                Page 4 of 81 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Michael S. Falk
      ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        978,027
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,715,545
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               978,027
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,715,545
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,693,572
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      37.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 361142 10 9             SCHEDULE 13D                Page 5 of 81 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Robert Priddy
      ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        1,000,000
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,715,545
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               1,000,000
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,715,545
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,715,545
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      37.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 361142 10 9             SCHEDULE 13D                Page 6 of 81 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Keith Rosenbloom
      ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        255,968
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,715,545
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               255,968
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,715,545
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,971,513
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      32.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 361142 10 9             SCHEDULE 13D                Page 7 of 81 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Basil Ascuitto
      ###-##-####
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        20,000
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            2,715,545
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               20,000
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        2,715,545
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      2,735,545
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      30.6%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              Page 8 of 81 Pages


Item 1. Security and Issuer.

       This statement relates to the common stock, par value $.0005 per share ("Common Stock"), of FutureLink Distribution Corp., a Colorado corporation (the "Company"). The address of the Company's principal executive office is 300, 250 6th Avenue, S.W., Calgary, Alberta, Canada T2P 3H7.

       The shares of Common Stock that are the subject of this statement were purchased on the open market, or are issuable either:

       (A)(i) upon conversion of convertible promissory notes (the "Notes") issued by the Company in a private placement completed in May 1999 (the "Private Placement"), at a conversion rate of $1.00 per share, (ii) upon exercise of seven-year warrants (the "Private Placement Warrants") issued in connection with the aforementioned private placement which have an exercise price of $1.25 per share, or (iii) upon exercise of seven-year warrants (the "Agent's Warrants") issued as placement agent compensation which have an exercise price of $1.25 per share, or

       (B)(i) upon exercise of two-year warrants (the "Bridge Warrants") issued by the Company in a private placement completed in July 1999 (the "Bridge Financing"), which have an exercise price of $8.50 per share, or (ii) upon exercise of two-year warrants (the "Agent's Bridge Warrants") issued as placement agent compensation which have an exercise price of $8.50 per share.

       Certain of the foregoing conversion and exercise prices reflect adjustments which were made subsequent to the date of issuance and such prices are subject to further adjustment in certain instances.

Item 2. Identity and Background.

       This statement is filed jointly by Commonwealth Associates L.P. ("Commonwealth"), a limited partnership organized under the laws of New York, whose principal business is investment banking and advisory services, Commonwealth Associates Management Corp., the corporate general partner of Commonwealth ("CAMC"), Michael S. Falk, the Chairman and controlling equity owner of CAMC, Robert Priddy, a director and shareholder of CAMC, and Keith Rosenbloom and Basil Ascuitto, employees, directors and shareholders of CAMC (the "Reporting Persons").

       The officers of CAMC (the "CAMC Officers"), all of whom are U.S. citizens, are:

                      Michael Falk             Chief Executive Officer
                      Bruce Glaser             Chief Administrative Officer
                      Joseph Wynne             Chief Financial Officer
                      Basil Ascuitto           Chief Operating Officer

                                                              Page 9 of 81 Pages


       The business address for all of the Reporting Persons other than Mr. Priddy is 830 Third Avenue, 4th Floor, New York, New York 10022. Mr. Priddy is a principal of RMC Capital, 1640 Powers Ferry, Suite 125, Marietta, Georgia 30067, an investment firm.

       During the past five years, none of the Reporting Persons or CAMC Officers has been convicted in a criminal proceeding or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

       Mr. Priddy purchased an aggregate of 100,000 shares of common stock on the open market (the "Open Market Shares") in June 1999, for an aggregate price of $778,284.15, which amount was provided by Mr. Priddy from personal funds.

       Commonwealth acquired the Agent's Warrants in April and May 1999 for a nominal purchase price with funds provided from working capital pursuant to an Agency Agreement dated as of April 14, 1999 with the Company (the "Agency Agreement") filed as Exhibit (1) to the Schedule 13D filed by the Reporting Persons on May 14, 1999, pursuant to which Commonwealth acted as placement agent in connection with the Private Placement of units, each consisting of $50,000 principal amount of Notes and 25,000 Private Placement Warrants (as adjusted). In no case were any funds borrowed. The Agent's Warrants were distributed by Commonwealth among its employees, including the Reporting Persons (other than Mr. Priddy). The Reporting Persons currently hold an aggregate of 2,855,265 Agent's Warrants.

       Commonwealth, Mr. Falk, Mr. Priddy, Mr. Rosenbloom and Mr. Asciutto purchased an aggregate of $1,075,000 principal amount of Notes and 512,500 Private Placement Warrants (as adjusted) as investors in the Private Placement for an aggregate purchase price of $1,075,000, which amount was provided by Commonwealth from its working capital and by Messrs. Falk, Priddy, Rosenbloom and Asciutto from personal funds.

       Commonwealth acquired the Agent's Bridge Warrants in July 1999 for a nominal purchase price with funds provided from working capital, pursuant to an Agency Agreement dated as of July 1, 1999 with the Company (the "Bridge Agency Agreement") filed as Exhibit (1) hereto, pursuant to which Commonwealth acted as placement agent in connection with the Bridge Financing of units, each consisting of $250,000 principal amount of convertible promissory notes (the "Bridge Notes") (which are not currently convertible), and 37,500 Bridge Warrants. In no case were any funds borrowed. The Agent's Bridge Warrants will distributed by Commonwealth among its employees, including the Reporting Persons (other than Mr. Priddy). Commonwealth currently holds an aggregate of 225,000 Agent's Bridge Warrants.

       Commonwealth, Mr. Falk and Mr. Priddy purchased an aggregate of $1,178,500 principal amount of Bridge Notes and 176,775 Bridge Warrants as investors in the Bridge Financing for an aggregate purchase price of $1,178,500, which amount was provided by Commonwealth from its working capital and by Messrs. Falk and Priddy from personal funds.

                                                             Page 10 of 81 Pages


Item 4. Purpose of Transaction.

       The Agent's Warrants and Agent's Bridge Warrants were acquired by the Reporting Persons as compensation for services rendered in connection with the Private Placement and the Bridge Financing, respectively, solely for investment purposes and not for the purpose of acquiring control of the Company. The Open Market Shares, Notes, Private Placement Warrants, Bridge Notes and Bridge Warrants were acquired to make a profitable investment.

       Pursuant to the Agency Agreement, Commonwealth has the right until April 29, 2001 to designate a nominee to the Company's Board of Directors. Commonwealth has the right to immediately appoint a majority of the Board if the Company fails to repay the Notes when due. In addition, the Agency Agreement contains restrictions on the Company's ability, while the Notes are outstanding, to amend its by-laws with shareholder approval and approval of the holders of a majority of the Notes issued in the Private Placement.

       Other than as set forth above, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

(a)(1) Commonwealth is the beneficial owner of an aggregate of 2,715,545 shares of Common Stock, representing approximately 30.4% of the issued and outstanding shares of Common Stock of the Company. Commonwealth's holdings include the right to acquire (i) 2,021,270 shares issuable upon exercise of Agent's Warrants, (ii) 300,000 shares issuable upon conversion of Notes, (iii) 150,000 shares issuable upon exercise of Private Placement Warrants, (iv) 225,000 shares issuable upon exercise of Agent's Bridge Warrants, and (v) 19,275 shares issuable upon exercise of Bridge Warrants. CAMC is the beneficial owner of Commonwealth's shares.

(a)(2) Mr. Falk is the beneficial owner of an aggregate of 3,693,527 shares of Common Stock, representing approximately 37.3% of the issued and outstanding shares of Common Stock of the Company. In addition to Commonwealth's 2,715,545 shares, Mr. Falk's holdings represent the right to acquire (i) 633,027 shares issuable upon exercise of Agent's Warrants,
       (ii) 225,000 shares issuable upon conversion of Notes, (iii) 112,500 shares issuable upon exercise of Private Placement Warrants, and (iv) 7,500 shares issuable upon exercise of Bridge Warrants. In his capacity as Chairman and controlling equity owner of CAMC, Mr. Falk shares voting and dispositive power with respect to the securities beneficially owned by Commonwealth and may be deemed to be the beneficial owner of such securities.

(a)(3) Mr. Priddy is the beneficial owner of an aggregate of 1,000,000 shares of Common Stock, representing approximately 10.1% of the issued and outstanding shares of Common Stock of the Company. Mr. Priddy's holdings include the right to acquire (i) 500,000 shares issuable upon conversion of Notes, (ii) 250,000 shares issuable upon exercise of Private Placement Warrants, and (iii) 150,000 shares issuable upon exercise of Bridge Warrants.

                                                             Page 11 of 81 Pages


       In his capacity as a director and equity owner of CAMC, Mr. Priddy shares indirect voting and dispositive power with respect to Commonwealth's 2,715,545 shares and may be deemed to be the beneficial owner of such securities, although Mr. Priddy disclaims beneficial interest in such shares other than that portion which corresponds with his equity ownership in CAMC.

(a)(4) Mr. Rosenbloom is the beneficial owner of an aggregate of 255,968 shares of Common Stock, representing approximately 2.8% of the issued and outstanding shares of Common Stock of the Company. Mr. Rosenbloom's holdings represent the right to acquire (i) 180,968 shares issuable upon exercise of Agent's Warrants, (ii) 50,000 shares issuable upon conversion of Notes, and (iii) 25,000 shares issuable upon exercise of Private Placement Warrants. In his capacity as a director and equity owner of CAMC, Mr. Rosenbloom shares indirect voting and dispositive power with respect to Commonwealth's 2,715,545 shares and may be deemed to be the beneficial owner of such securities, although Mr. Rosenbloom disclaims beneficial interest in such shares other than that portion which corresponds with his equity ownership in CAMC.

(a)(5) Mr. Ascuitto is the beneficial owner of an aggregate of 20,000 shares of Common Stock, representing approximately 0.2% of the issued and outstanding shares of Common Stock of the Company. Mr. Ascuitto's holdings represent the right to acquire shares issuable upon exercise of Agent's Warrants. In his capacity as a director of CAMC, Mr. Ascuitto shares voting and dispositive power with respect to Commonwealth's 2,715,545 shares and may be deemed to be the beneficial owner of such securities, although Mr. Ascuitto disclaims beneficial interest in such shares other than that portion which corresponds with his equity ownership in CAMC.

       The percentages set forth above are calculated using a base of 6,207,783 shares of Common Stock outstanding. An additional 8,038,500 shares would be outstanding if the Notes issued in the Private Placement were converted in full, an additional 4,019,250 shares would be outstanding if the Private Placement Warrants were exercised in full, and an additional 2,250,000 shares would be outstanding if the Bridge Warrants were exercised in full. Assuming conversion of all the Notes, exercise of all the Private Placement Warrants and exercise of all the Bridge Warrants, the percentage holdings of the Reporting Persons would be as follows: Commonwealth and CAMC-- 13.3%; Mr. Falk--18.0%; Mr. Priddy--4.9%; Mr. Rosenbloom--1.3%; Mr. Ascuitto--.10%.

(b) Number of shares as to which each such person has:

(1) sole power to vote or to direct the vote:

       (i) Mr. Falk has the sole power to vote or to direct the vote of his 978,027 shares.
       (ii) Mr. Priddy has the sole power to vote or to direct the vote of his 1,000,000 shares.
       (iii) Mr. Rosenbloom has the sole power to vote or to direct the vote of his 255,968 shares.
       (iv) Mr. Ascuitto has the sole power to vote or to direct the vote of his 20,000 shares.

(2) shared power to vote or to direct the vote:

                                                             Page 12 of 81 Pages


       Commonwealth, CAMC, Michael Falk, Robert Priddy, Keith Rosenbloom and Basil Ascuitto share the power to vote or to direct the vote of Commonwealth's 2,715,545 shares.

(3) sole power to dispose or to direct the disposition of:

       (i) Mr. Falk has the sole power to dispose or to direct the disposition of his 978,027 shares.
       (ii) Mr. Priddy has the sole power to dispose or to direct the disposition of his 1,000,000 shares.
       (iii) Mr. Rosenbloom has the sole power to dispose or to direct the disposition of his 255,968 shares.
       (iv) Mr. Ascuitto has the sole power to dispose or to direct the disposition of his 20,000 shares.

(4) shared power to dispose of or to direct the disposition of:

       Commonwealth, CAMC, Michael Falk, Robert Priddy, Keith Rosenbloom and Basil Ascuitto share the power to dispose or to direct the disposition of Commonwealth's 2,715,545 shares.

(c) Inapplicable

(d) Inapplicable

(e) Inapplicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       Under the terms of the Subscription Agreement filed as Exhibit 4 hereto between the Company and the purchasers of the Bridge Notes and Bridge Warrants, the Company is required to prepare and file a registration statement with the Securities and Exchange Commission with respect to the shares issuable upon conversion of the Bridge Notes (which are not currently convertible) and exercise of the Bridge Warrants. Pursuant to the terms of the Agent's Bridge Warrant filed as Exhibit 5 hereto, the Company has agreed to register the shares of Common Stock underlying the Agent's Bridge Warrants with the SEC under certain circumstances.

                                                             Page 13 of 81 Pages


Item 7. Materials to be Filed as Exhibits.

(a) Filed with Form 13D on May 17, 1999:

       (1) Agency Agreement dated as of April 14, 1999 between Commonwealth and the Company

       (2)    Form of Note

       (3)    Form of Private Placement Warrant

       (4) Subscription Agreement regarding purchase of the Company's Notes and Private Placement Warrants

       (5)    Form of Agent's Warrant

(b) Filed herewith:

       (1) Agency Agreement dated as of July 1, 1999 between Commonwealth and the Company

       (2)    Form of Bridge Note

       (3)    Form of Bridge Warrant

       (4) Subscription Agreement regarding purchase of the Company's Bridge Notes and Bridge Warrants

       (5)    Form of Agent's Bridge Warrant

       (6) Joint Statement on Schedule 13D, as required by Rule 13d-1(f)(1) under the Exchange Act

                                                             Page 14 of 81 Pages


                                   SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 1999                     Commonwealth Associates L.P.
       New York, New York

                                          By: Commonwealth Associates Management
                                          Corp., its general partner


                                          By: /s/ Joseph Wynne
                                             -----------------------------------
                                                  Joseph Wynne
                                                  Chief Financial Officer


Dated: August 4, 1999                          /s/ Michael S. Falk
       New York, New York                    -----------------------------------
                                                  Michael S. Falk


Dated: August 4, 1999                          /s/ Robert Priddy
       Marietta, Georgia                     -----------------------------------
                                                  Robert Priddy


Dated: August 4, 1999                          /s/ Keith Rosenbloom
       New York, New York                    -----------------------------------
                                                  Keith Rosenbloom


Dated: August 4, 1999                          /s/ Basil Ascuitto
       New York, New York                    -----------------------------------
                                                  Basil Ascuitto

                                                             Page 15 of 81 Pages


                                  EXHIBIT INDEX

Exhibit No.                                                                 Page
-----------                                                                 ----

(1)    Agency Agreement dated as of July 1, 1999 between Commonwealth
       and the Company                                                       16

(2)    Form of Note                                                          31

(3)    Form of Private Placement Warrant                                     47

(4)    Subscription Agreement regarding purchase of the Company's Notes
       and Private Placement Warrants                                        56

(5)    Form of Agent's Warrant                                               67

(6)    Joint Statement on Schedule 13D, as required by Rule 13d-1(f)(1)
       under the Exchange Act                                                80